Via Facsimile: 011 44 20 7275 6502


Michael O. Wolfson, Esq.			December 14, 2005
Simpson Thacher & Bartlett LLP
Citypoint
One Ropemaker Street
London EC2Y 9HU
United Kingdom
011 44 20 7275 6500

Re:  	TDC A/S
	Schedule TO-T filed by Nordic Telephone Company ApS on December 14, 2005 and all amendments to date
	File No. 005-52077

Dear Mr. Wolfson:

	We have comments on the filing referenced above. We may have comments on other filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

U.S. Dealer Managers page 52

1. We note that you will pay reasonable and customary compensation, and reimburse certain reasonable expenses, to J.P. Morgan Securities for its services as a dealer manager. Tell us if you will pay a fee to the dealer manager based on each common share tendered. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that you do not pay fees under such circumstances. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to dealer manager and its affiliates and subagents?

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all bidders acknowledging that:

* All bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

               					Very truly yours,



     	          					Celeste M. Murphy
							Special Counsel
							Office of Mergers and
							Acquisitions


Michael Wolfson, Esq.
Simpson Thacher & Bartlett LLP